P.E.
9/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052481

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Notification of Major Interest in Shares dated September 4, 2002 announcing the purchase of securities by a substantial shareholder.
2. Notification of Major Interest in Shares dated September 4, 2002 announcing the sale of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2002

Vernalis Group plc

By: [signature]

Richard Robinski
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	**2. Name of shareholder having a major interest** 3I GROUP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** BNY (OCS) NOMINEES LIMITED A/C 3I PLC

5. Number of shares/amount of stock acquired NOT DISCLOSED	**6. Percentage of issued class** NOT DISCLOSED	**7. Number of shares/amount of stock disposed** NOT DISCLOSED	**8. Percentage of issued class** NOT DISCLOSED

9. Class of security ORDINARY 10 PENCE SHARES	**10. Date of transaction** NOT DISCLOSED	**11. Date company informed** 4TH SEPTEMBER 2002

12. Total holding following this notification NOT DISCLOSED	**13. Total percentage holding of issued class following this notification** LESS THAN 3%

14. Any additional information 3I GROUP PLC HAS CEASED TO HAVE A NOTIFIABLE INTEREST	**15. Name of contact and telephone number for queries** RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16. Name and signature of authorised company official responsible for making this notification RICHARD ROBINSKI, COMPANY SECRETARY
Date of notification 4TH SEPTEMBER 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	**2. Name of shareholder having a major interest**
VERNALIS GROUP PLC	AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
AS ABOVE	VIDACOS NOMINEES LIMITED 7,610,000 HSBC NOMINEES LIMITED 2,577,928 CHASE NOMINEES LIMITED 848,000 NORTHERN TRUST NOMINEES LIMITED 616,343 BANK OF NEW YORK NOMINEES LIMITED 364,729 MELLON BANK NOMINEES PITTSBURGH 171,000

5. Number of shares/amount of stock acquired	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**
2,275,000	5.3%	N/A	N/A

9. Class of security	**10. Date of transaction**	**11. Date company informed**
ORDINARY 10 PENCE SHARES	3RD SEPTEMBER 2002	4TH SEPTEMBER 2002

12. Total holding following this notification	**13. Total percentage holding of issued class following this notification**
12,188,000	28.35%

14. Any additional information	**15. Name of contact and telephone number for queries**
ABOVE HOLDING INCLUDES NOTIFIABLE HOLDINGS: INVESCO PERPETUAL INTERNATIONAL CORE FUND HOLDS 3,055,000 SHARES (7.11%) AND INVESCO PERPETUAL UK GROWTH FUND HOLDS 3,800,000 SHARES (8.84%) BOTH REGISTERED IN NAME OF VIDACOS NOMINEES LTD	RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16. Name and signature of authorised company official responsible for making this notification
RICHARD ROBINSKI, COMPANY SECRETARY
Date of notification 4TH SEPTEMBER 2002